Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001

T 202.778.6400 F 202.778.6460

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

January 29, 2021

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd.
Registration Statement on Form F-1
Filed December 15, 2020
File No. 333-253142

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 17, 2020 with respect to the Company’s registration statement on Form F-1, File No. 333-253142 filed on on December 15, 2020 by the Company (the “S-1 Filing”). Please note that all references to page numbers in the responses are references to the page numbers in the revised submission (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comment.

Registration Statement on Form F-1 filed December 15, 2020

Taxation, page 73

1.        It appears that you do not intend to file a tax opinion relating to the U.S. tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Response:	A tax opinion relating to the U.S. tax consequences of this proposed offering is included as an Exhibit to the Amended Filing.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc: Zhenyu Wu, CFO